December 28, 2017

VIA EDGAR

Katherine Wray

Attorney-Adviser

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C.

Re: Lemon Tree Passage, Inc.

Offering Statement on Form 1-A

File No. 024-10747

Dear Ms. Wray,

On behalf of Lemon Tree Passage, Inc., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Wednesday, January 3ed, 2017.

In making this request, Lemon Tree Passage, Inc., acknowledges that:

The State of Florida has indicated pending its review will qualify the offering.

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Lemon Tree Passage, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

Lemon Tree Passage, Inc., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 646-600-9206 or by e-mail at lemontreepassageinc@gmail.com.

Sincerely,

/s/ Marie Ferguson

By: Marie Ferguson

Its: Chief Executive Officer